EAGLECREST RESOURCES INC. 340 Basa Compund, Zapate, Las Pinas City, Metro Manila Philippines

July 11, 2008

Via Electronic Filing via Edgar and Facsimile to (202)772-9368

Mr. H. Roger Schwall Assistant Director

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Schwall:

     This letter shall serve as the formal request of Eaglecrest Resources Inc. that the effective date of the Registration Statement on Form S-1/A, Amendment No. 2 filed with the Securities and Exchange Commission on July 3, 2008, be accelerated to be effective as of Monday, July 14, 2008 at 2:00 p.m. Eastern time, or as soon thereafter as is practicable.

Eaglecrest Resources hereby acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Eaglecrest Resources Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  Eaglecrest Resources Inc. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Eaglecrest Resources Incorporated advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Sincerely, /s/ Rizalyn R. Cabrillas Rizalyn R. Cabrillas Secretary/Treasurer